FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	July	……………………………………………… ,	2019

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	July 24, 2019	By...../s/………Sachiho Tanino………………
(Signature)*

Sachiho Tanino
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. RESULTS FOR THE SECOND QUARTER AND THE FIRST HALF ENDED JUNE 30, 2019

CONSOLIDATED RESULTS FOR THE SECOND QUARTER AND

THE FIRST HALF ENDED JUNE 30, 2019

July 24, 2019

CONSOLIDATED RESULTS FOR THE SECOND QUARTER

(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual
	Three months ended June 30, 2019	Three months ended June 30, 2018	Change(%)		Three months ended June 30, 2019
Net sales	¥905,869	¥1,006,387	-	10.0	$8,387,676
Operating profit	43,127	97,963	-	56.0	399,324
Income before income taxes	51,075	110,121	-	53.6	472,917
Net income attributable to Canon Inc.	¥34,519	¥77,670	-	55.6	$319,620

Net income attributable to Canon Inc. shareholders per share:
- Basic	¥32.21	¥71.93	-	55.2	$0.30
- Diluted	32.20	71.93	-	55.2	0.30

CONSOLIDATED RESULTS FOR THE FIRST HALF
(Millions of yen, thousands of U.S. dollars, except per share amounts)
	Actual					Projection
	Six months ended June 30, 2019	Six months ended June 30, 2018	Change(%)		Six months ended June 30, 2019	Year ending December 31, 2019	Change(%)
Net sales	¥1,770,335	¥1,967,099	-	10.0	$16,391,991	¥3,745,000	-	5.2
Operating profit	83,553	175,046	-	52.3	773,639	215,000	-	37.3
Income before income taxes	97,188	195,880	-	50.4	899,889	240,000	-	33.9
Net income attributable to Canon Inc.	¥65,827	¥134,783	-	51.2	$609,509	¥160,000	-	36.7

Net income attributable to Canon Inc. shareholders per share:
- Basic	¥61.22	¥124.83	-	51.0	$0.57	¥149.54	-	36.1
- Diluted	61.22	124.82	-	51.0	0.57	149.52	-	36.1

	Actual
	As of June 30, 2019	As of December 31, 2018	Change(%)		As of June 30, 2019

Total assets	¥4,814,612	¥4,899,465	-	1.7	$44,579,741

Canon Inc. shareholders’ equity	¥2,706,003	¥2,827,602	-	4.3	$25,055,583

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
2.

U.S. dollar amounts are translated from yen at the rate of JPY108=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of June 28, 2019, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions

2019 Second Quarter in Review

Looking back at the global economy in the second quarter of 2019, the U.S. economy remained solid supported by strong employment conditions, although business activities showed signs of weakness. The European economy continued to slow down due mainly to the downturn caused by sluggish exports in Germany, as well as the confusion surrounding the U.K.’s impending exit from the EU. The Chinese economy was lagging, despite government’s economic stimulus measures, amid decreasing exports caused by trade friction with the United States. The economies of other emerging markets also slowed down. In Japan, a sense of stagnation was deepened due to decreasing exports caused by sluggish overseas demand. The global economy overall showed the trend of further slowdown.

As for the markets in which Canon operates amid these conditions, demand for office multifunction devices (MFDs) remained at around the same level as the previous year, while demand for laser printers decreased due mainly to the economic slowdown in China. The market for cameras continued to decline and the demand for inkjet printers was sluggish mainly in developed countries. The market for medical equipment recovered in Japan and demand grew moderately in other markets, mainly in the United States. Within the Industry and Others sector, although customers continued slowing down in capital investment for industrial equipment, the market for network cameras enjoyed solid growth.

The average values of the yen during the second quarter and the first half of the year were ¥109.80 and ¥110.05 against the U.S. dollar, respectively, year-on-year depreciation of approximately ¥1 for both periods, and ¥123.39 and ¥124.25 against the euro, respectively, year-on-year appreciation of approximately ¥7 for both periods.

During the second quarter, overall unit sales of office MFDs remained at around the same level as the previous year. Although unit sales of monochrome-model office MFDs decreased, unit sales of color-model office MFDs increased steadily. Unit sales of laser printers decreased compared with the same period of the previous year mainly due to the slowdown of the market, although sales were strong for new models. While Canon has been working towards expanded sales of mirrorless cameras, unit sales of interchangeable lens digital cameras decreased compared with the same period of the previous year amid the shrinking market. Looking at inkjet printers, although Canon has been working towards expanding product lineup, ranging from home-use models to business-use models, overall unit sales decreased compared with the same period of the previous year. Sales of medical equipment increased compared with the same period of the previous year, due to expanded sales in United States supported by robust sales of computed tomography (CT) systems. For industrial equipment, sales of semiconductor lithography equipment and manufacturing equipment for organic LED (OLED) panel decreased compared with the same period of the previous year, due to the prolonged sluggishness of capital investments for semiconductor memory and small- and medium-size display panels. On the other hand, sales of network cameras increased steadily. Under these conditions, second-quarter net sales decreased by 10.0% year on year to ¥905.9 billion. Net sales for the first half of the year decreased by 10.0% year on year to ¥1,770.3 billion. The gross profit ratio dropped by 2.3 points to 44.9% and gross profit decreased by 14.4% year on year to ¥406.4 billion mainly due to the negative effects of currency exchange rates and the product mix. Operating expenses decreased by 3.5% year on year to ¥363.3 billion, thanks to efforts to thoroughly manage expenses as well as the positive effect of currency exchange rates. As a result, second-quarter operating profit decreased by 56.0% to ¥43.1 billion. Other income (deductions) decreased by ¥4.2 billion, while income before income taxes decreased by 53.6% year on year to ¥51.1 billion and net income attributable to Canon Inc. decreased by 55.6% to ¥34.5 billion. Operating profit for the first half of the year decreased by 52.3% to ¥83.6 billion while income before income taxes decreased by 50.4% to ¥97.2 billion and first-half net income attributable to Canon Inc. decreased by 51.2% to ¥65.8 billion.

Basic net income attributable to Canon Inc. shareholders per share was ¥32.21 for the second quarter, a year-on-year decrease of ¥39.72, and ¥61.22 for the first half, a year-on-year decrease of ¥63.61.

Results by Segment

Looking at Canon’s second-quarter performance by business unit, starting with the Office Business Unit, the imageRUNNER ADVANCE Gen3 3rd Edition series, which features enhanced security functions, experienced solid demand. As a result, color models compensated for the shrinking demand for monochrome models and unit sales of office MFDs were at around the same level as the same period of the previous year. As for laser printers, although sales were strong for new models that achieve low power consumption, compact body designs and high productivity, unit sales of hardware decreased compared with the same period of the previous year due to decreasing sales of low speed models and sales of consumables also decreased. These factors resulted in total sales for the business unit of ¥427.9 billion, a year-on-year decrease of 7.5%, while income before income taxes decreased by 29.6% year on year to ¥44.2 billion. Sales for the combined first six months of the year totaled ¥853.5 billion, a year-on-year decrease of 5.7%, while income before income taxes totaled ¥90.8 billion, a year-on-year decrease of 22.1%.

Within the Imaging System Business Unit, although the market of interchangeable lens digital cameras continued to shrink, for mirrorless cameras, unit sales were strong owing to the successive introduction of new models equipped with full-frame sensors after the second half of the previous year, which served to increase the company’s presence in the market. For inkjet printers, although Canon has been working to increase sales by expanding its lineup of refillable ink tank models and through the development of business inkjet MFDs, unit sales decreased overall compared with the same period of the previous year mainly due to the shrinking market. As a result, sales for the business unit decreased by 18.5% to ¥204.7 billion year on year, while income before income taxes decreased by 63.7% year on year to ¥13.4 billion. Sales for the combined first six months of the year totaled ¥381.0 billion, a year-on-year decrease of 17.8%, while income before income taxes totaled ¥18.4 billion, a year-on-year decrease of 71.0%.

Within the Medical System Business Unit, sales of CT systems were strong in overseas market, mainly due to such newly launched products as the Aquilion Start and Aquilion Genesis, and sales for each product category including diagnostic X-ray systems increased in Japan due to the recovery of capital expenditure. As a result, sales for the business unit increased by 11.0% to ¥105.1 billion year on year, while income before income taxes increased ¥1.6 billion year on year to ¥3.5 billion. Sales for the combined first six months of the year totaled ¥214.6 billion, mainly due to a decrease in both sales and profit for the first quarter, a year-on-year increase of 1.3%, while income before income taxes totaled ¥10.0 billion, a year-on-year decrease of 19.6%.

For the Industry and Others Business Unit, although investments in semiconductor lithography equipment for image sensors and automotive devices were strong, investments in memory devices remained at a low level. Sales of OLED panel manufacturing equipment decreased compared with the same period of the previous year due to the continuing restraint of investments in the smartphone market. Sales of network cameras were strong amid increasing market demand due to diversifying market needs, particularly for Axis. Consequently, sales for the business unit decreased by 14.4% to ¥192.4 billion year on year, while income before income taxes decreased by 68.1% year on year to ¥6.8 billion. Sales for the combined first six months of the year totaled ¥368.8 billion, a year-on-year decrease of 15.7%, while income before income taxes totaled ¥12.1 billion, a year-on-year decrease of 67.6%.

Cash Flow

During the first half of 2019, cash flow from operating activities totaled ¥113.2 billion, a decrease of ¥51.7 billion compared with the same period of the previous year, owing mainly to a decrease of profit. Cash flow used in investing activities increased by ¥21.0 billion year on year to ¥110.8 billion mainly due to an increase of the investment in production equipment. Accordingly, free cash flow totaled positive ¥2.4 billion, a decrease of ¥72.7 billion compared with the corresponding year-ago period.

Cash flow used in financing activities recorded an outlay of ¥107.5 billion, mainly owing to the dividend payout and the repurchasing of treasury stock while an increase of ¥32.1 billion of short-term loan.

Owing to these factors, as well as the impact from foreign currency translation adjustments, cash and cash equivalents decreased by ¥113.2 billion to ¥407.5 billion from the end of the previous year.

Outlook

As for the outlook from the third quarter onwards, the U.S. economy is expected to grow, mainly thanks to improved consumer spending buoyed by favorable employment conditions, supported by changes in monetary policy. While uncertainty surrounding the U.K.’s exit of the EU is expected to endure, the modest recovery of the European economy is expected to continue amid a bottoming out in exports. The Chinese economy is expected to stave off a downturn in the face of fierce trade friction with the United States through consumer spending stimulus measures, while such emerging economies as India and Southeast Asia, where domestic demand remains steady, are expected to recover moderately. With regard to the Japanese economy, while consumer spending is expected to decline following an increase in the consumption tax rate, the outlook indicates a trend of steady growth supported by relief measures to reduce the impact of the tax increase and the improvement of employment conditions. Looking at the global economy, although the overall economy is expected to recover, there are concerns of further economic slowdown occurring due to such phenomena as long-drawn-out trade friction between China and the United States and other geopolitical risks.

In the businesses in which Canon is involved, for office MFDs, sales of color models are expected to grow steadily. Demand for laser printers is expected to remain below that of the previous year due to the impact of the economic slowdown. As for interchangeable-lens digital cameras, while demand for interchangeable-lens digital cameras equipped with full-frame sensors is expected to grow steadily, overall market is expected to continue to shrink, centered on entry-class models of single lens reflex cameras. Projections indicate the overall inkjet printers market will continue to shrink moderately. As for the medical equipment market, demand is expected to remain firm in response to replacement demand for medical equipment in developed countries and the improvement of medical infrastructure in emerging markets. For semiconductor lithography equipment, while demand for image sensors and automotive devices is expected to remain firm, capital investment for memory devices is expected to take time to recover. For FPD lithography equipment and OLED panel manufacturing equipment, capital investment in small- and medium-size display panels is expected to remain low. As for network cameras, the market is expected to continue expanding due to the increasing demand for high-resolution cameras and the video content analysis solutions that make use of them.

With regard to currency exchange rates for the third quarter onwards, on which Canon’s performance outlook is based, Canon anticipates exchange rates of ¥105 to the U.S. dollar and ¥120 to the euro, representing appreciation of approximately ¥3 against the U.S. dollar and appreciation of approximately ¥8 against the euro as the annual average rates of the previous year.

Despite the harsh external environment, upon taking into consideration the introduction of new products in the latter half of the year and tapping into the growth of the new businesses, including medical equipment and network cameras, Canon projects full-year consolidated net sales in 2019 of ¥3,745.0 billion, a year-on-year decrease of 5.2%; operating profit of ¥215.0 billion, a year-on-year decrease of 37.3%; income before income taxes of ¥240.0 billion, a year-on-year decrease of 33.9%; and net income attributable to Canon Inc. of ¥160.0 billion, a year-on-year decrease of 36.7%.

Consolidated Outlook

Fiscal year	Millions of yen
	Year ending December 31, 2019		Change	Year ended December 31, 2018	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B - C) / C
Net sales	3,850,000	3,745,000	(105,000)	3,951,937	-5.2%
Operating profit	274,000	215,000	(59,000)	342,952	-37.3%
Income before income taxes	295,000	240,000	(55,000)	362,892	-33.9%
Net income attributable to Canon Inc.	200,000	160,000	(40,000)	252,755	-36.7%

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

II. Financial Statements

1. CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of June 30, 2019	As of December 31, 2018	Change
ASSETS
Current assets:
Cash and cash equivalents	407,492	520,645	(113,153)
Short-term investments	3,920	956	2,964
Trade receivables, net	542,203	612,953	(70,750)
Inventories	631,063	611,281	19,782
Prepaid expenses and other current assets	299,687	304,346	(4,659)

Total current assets	1,884,365	2,050,181	(165,816)

Noncurrent receivables	17,860	18,230	(370)
Investments	43,353	42,556	797
Property, plant and equipment, net	1,093,134	1,090,992	2,142
Operating lease right-of-use assets	120,724	-	120,724
Intangible assets, net	363,701	391,021	(27,320)
Goodwill	891,563	908,511	(16,948)
Other assets	399,912	397,974	1,938

Total assets	4,814,612	4,899,465	(84,853)

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	70,667	38,527	32,140
Trade payables	324,712	352,489	(27,777)
Accrued income taxes	33,666	41,264	(7,598)
Accrued expenses	290,661	321,137	(30,476)
Current operating lease liabilities	29,615	-	29,615
Other current liabilities	243,633	276,237	(32,604)

Total current liabilities	992,954	1,029,654	(36,700)
Long-term debt, excluding current installments	363,598	361,962	1,636
Accrued pension and severance cost	367,007	382,789	(15,782)
Noncurrent operating lease liabilities	91,049	-	91,049
Other noncurrent liabilities	100,138	107,147	(7,009)

Total liabilities	1,914,746	1,881,552	33,194

Equity:
Canon Inc. shareholders’ equity:
Common stock	174,762	174,762	-
Additional paid-in capital	404,641	404,389	252
Legal reserve	67,477	67,116	361
Retained earnings	3,488,111	3,508,908	(20,797)
Accumulated other comprehensive income (loss)	(320,498)	(269,071)	(51,427)
Treasury stock, at cost	(1,108,490)	(1,058,502)	(49,988)

Total Canon Inc. shareholders’ equity	2,706,003	2,827,602	(121,599)

Noncontrolling interests	193,863	190,311	3,552

Total equity	2,899,866	3,017,913	(118,047)

Total liabilities and equity	4,814,612	4,899,465	(84,853)

	Millions of yen
	As of June 30, 2019	As of December 31, 2018
Notes:
1. Allowance for doubtful receivables	10,115	11,477
2. Accumulated depreciation	2,687,522	2,671,922
3. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(117,658)	(63,815)
Net unrealized gains and losses on securities	-	-
Net gains and losses on derivative instruments	286	308
Pension liability adjustments	(203,126)	(205,564)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2. CONSOLIDATED STATEMENTS OF INCOME AND

      CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Consolidated statements of income
Results for the second quarter	Millions of yen
	Three months ended June 30, 2019	Three months ended June 30, 2018	Change(%)

Net sales	905,869	1,006,387	-	10.0
Cost of sales	499,462	531,836

Gross profit	406,407	474,551	-	14.4
Operating expenses:
Selling, general and administrative expenses	288,833	300,354
Research and development expenses	74,447	76,234

	363,280	376,588

Operating profit	43,127	97,963	-	56.0
Other income (deductions):
Interest and dividend income	1,357	1,543
Interest expense	(252)	(157)
Other, net	6,843	10,772

	7,948	12,158

Income before income taxes	51,075	110,121	-	53.6

Income taxes	13,908	28,890

Consolidated net income	37,167	81,231
Less: Net income attributable to noncontrolling interests	2,648	3,561

Net income attributable to Canon Inc.	34,519	77,670	-	55.6

Results for the first half	Millions of yen
	Six months ended June 30, 2019	Six months ended June 30, 2018	Change(%)

Net sales	1,770,335	1,967,099	-	10.0
Cost of sales	973,573	1,047,854

Gross profit	796,762	919,245	-	13.3
Operating expenses:
Selling, general and administrative expenses	564,827	589,045
Research and development expenses	148,382	155,154

	713,209	744,199

Operating profit	83,553	175,046	-	52.3
Other income (deductions):
Interest and dividend income	2,917	3,495
Interest expense	(536)	(414)
Other, net	11,254	17,753

	13,635	20,834

Income before income taxes	97,188	195,880	-	50.4

Income taxes	25,130	54,832

Consolidated net income	72,058	141,048
Less: Net income attributable to noncontrolling interests	6,231	6,265

Net income attributable to Canon Inc.	65,827	134,783	-	51.2

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Consolidated statements of comprehensive income
Results for the second quarter	Millions of yen
	Three months ended June 30, 2019	Three months ended June 30, 2018	Change(%)

Consolidated net income	37,167	81,231	-	54.2
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(42,741)	7,773
Net unrealized gains and losses on securities	-	(141)
Net gains and losses on derivative instruments	333	(1,635)
Pension liability adjustments	854	(464)

	(41,554)	5,533

Comprehensive income (loss)	(4,387)	86,764		-
Less: Comprehensive income (loss) attributable to noncontrolling interests	2,455	2,133

Comprehensive income (loss) attributable to Canon Inc.	(6,842)	84,631		-

Results for the first half	Millions of yen
	Six months ended June 30, 2019	Six months ended June 30, 2018	Change(%)

Consolidated net income	72,058	141,048	-	48.9
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(54,171)	(90,635)
Net unrealized gains and losses on securities	-	(141)
Net gains and losses on derivative instruments	100	(370)
Pension liability adjustments	2,677	(219)

	(51,394)	(91,365)

Comprehensive income (loss)	20,664	49,683	-	58.4
Less: Comprehensive income (loss) attributable to noncontrolling interests	6,142	972

Comprehensive income (loss) attributable to Canon Inc.	14,522	48,711	-	70.2

CANON INC. AND SUBSIDIARIES

CONSOLIDATED
3. DETAILS OF SALES

Results for the second quarter	Millions of yen
Sales by business unit	Three months ended June 30, 2019	Three months ended June 30, 2018	Change(%)
Office	427,881	462,664	-	7.5
Imaging System	204,687	251,034	-	18.5
Medical System	105,143	94,688	+	11.0
Industry and Others	192,352	224,719	-	14.4
Eliminations	(24,194)	(26,718)		-

Total	905,869	1,006,387	-	10.0

	Millions of yen
Sales by region	Three months ended June 30, 2019	Three months ended June 30, 2018	Change(%)
Japan	210,812	203,514	+	3.6
Overseas:
Americas	258,070	271,950	-	5.1
Europe	223,865	258,758	-	13.5
Asia and Oceania	213,122	272,165	-	21.7

	695,057	802,873	-	13.4

Total	905,869	1,006,387	-	10.0

Results for the first half	Millions of yen
Sales by business unit	Six months ended June 30, 2019	Six months ended June 30, 2018	Change(%)
Office	853,503	905,376	-	5.7
Imaging System	381,003	463,546	-	17.8
Medical System	214,563	211,753	+	1.3
Industry and Others	368,807	437,564	-	15.7
Eliminations	(47,541)	(51,140)		-

Total	1,770,335	1,967,099	-	10.0

	Millions of yen
Sales by region	Six months ended June 30, 2019	Six months ended June 30, 2018	Change(%)
Japan	430,106	428,454	+	0.4
Overseas:
Americas	496,436	511,561	-	3.0
Europe	438,748	506,607	-	13.4
Asia and Oceania	405,045	520,477	-	22.2

	1,340,229	1,538,645	-	12.9

Total	1,770,335	1,967,099	-	10.0

*Based on the realignment of Canon’s internal reporting and management structure, from the beginning of the third quarter of 2018, Canon has reclassified certain businesses from Office Business Unit to Industry and Others Business Unit. In addition, from the beginning of the first quarter of 2019, Canon has reclassified certain businesses from Imaging System Business Unit to Industry and Others Business Unit. Net sales for the three months ended June 30, 2018 and the six months ended June 30, 2018 also have been restated.

Notes: 1. The primary products included in each of the segments are as follows:
Office Business Unit :
Office multifunction devices (MFDs) / Laser multifunction printers (MFPs) / Laser printers / Digital continuous feed presses / Digital sheet-fed presses / Wide-format printers / Document solutions
Imaging System Business Unit :

Interchangeable lens digital cameras / Digital compact cameras / Interchangeable lenses /

Compact photo printers / Inkjet printers / Large format inkjet printers / Commercial photo printers /

Image scanners / Calculators

Medical System Business Unit :

Digital radiography systems / Diagnostic X-ray systems / Computed tomography (CT) systems /

Magnetic resonance imaging (MRI) systems / Diagnostic ultrasound systems / Clinical chemistry analyzers / Ophthalmic equipment

Industry and Others Business Unit :

Semiconductor lithography equipment / FPD (Flat panel display) lithography equipment / Vacuum thin-film deposition equipment /

Organic LED (OLED) panel manufacturing equipment / Die bonders /

Network cameras / Digital camcorders / Digital cinema cameras / Multimedia projectors / Broadcast equipment /

Micromotors / Handy terminals / Document scanners

2. The principal countries and regions included in each regional category are as follows:
Americas: United States of America, Canada, Latin America
Europe: United Kingdom, Germany, France, Netherlands, European countries, Middle East and Africa
Asia and Oceania: China, Asian countries, Australia

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4.    CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Six months ended June 30, 2019	Six months ended June 30, 2018

Cash flows from operating activities:
Consolidated net income	72,058	141,048
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	117,370	121,542
Loss on disposal of fixed assets	2,864	1,978
Deferred income taxes	(7,339)	(9,328)
Decrease in trade receivables	56,342	9,751
Increase in inventories	(31,097)	(48,007)
Increase (decrease) in trade payables	(21,809)	9,951
Decrease in accrued income taxes	(7,290)	(23,906)
Decrease in accrued expenses	(21,898)	(6,950)
Decrease in accrued (prepaid) pension and severance cost	(6,614)	(12,623)
Other, net	(39,414)	(18,603)

Net cash provided by operating activities	113,173	164,853

Cash flows from investing activities:
Purchases of fixed assets	(104,877)	(95,333)
Proceeds from sale of fixed assets	78	8,324
Purchases of securities	(1,474)	(835)
Proceeds from sale and maturity of securities	692	925
(Increase) decrease in time deposits, net	(3,659)	550
Acquisitions of businesses, net of cash acquired	(1,716)	(2,635)
Other, net	181	(741)

Net cash used in investing activities	(110,775)	(89,745)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	-	110
Repayments of long-term debt	(642)	(53,055)
Increase in short-term loans, net	32,111	2,106
Dividends paid	(86,380)	(91,779)
Repurchases and reissuance of treasury stock, net	(50,006)	(11)
Other, net	(2,627)	(1,847)

Net cash used in financing activities	(107,544)	(144,476)

Effect of exchange rate changes on cash and cash equivalents	(8,007)	(14,948)

Net change in cash and cash equivalents	(113,153)	(84,316)

Cash and cash equivalents at beginning of period	520,645	721,814

Cash and cash equivalents at end of period	407,492	637,498

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5. NOTE FOR GOING CONCERN ASSUMPTION

     Not applicable.

6. SIGNIFICANT CHANGES IN CANON INC. SHAREHOLDERS’ EQUITY

     None.

7. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

SIGNIFICANT ACCOUNTING POLICIES

Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

Recently Issued Accounting Guidance

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-02, Leases (Topic 842) Section A – Leases: Amendments to the FASB Accounting Standards Codification, which requires lessees to recognize most leases on their balance sheets but recognize expenses on their income statements in a manner similar to the previous guidance. For lessors, the standard modifies the classification criteria and the accounting for sales-type and direct financing leases. The FASB also modified the definition of lease. Additionally, this guidance expands qualitative and quantitative disclosures related to lease. This guidance is effective for annual reporting periods beginning after December 15, 2018. Canon applied the guidance from the quarter beginning January 1, 2019. Canon applied the package of practical expedients that allows us not to reassess whether any existing contracts at or expired contracts prior to the adoption date are or contain leases, lease classification and whether initial direct costs qualify for capitalization, in addition to short term lease exception. Canon also adopted the transition method which no restatement of comparative periods and no reassessment of land easements not previously accounted for as a lease that exist at or expired prior to the adoption date are required. The right of use assets for operating leases recognized at January 1, 2019 was ¥125,649 million. The corresponding lease liabilities were also recognized. The adoption of this guidance did not have a material impact on its consolidated results of operation.

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, which amends existing guidance to simplify the application of the hedge accounting in certain situations and enables an entity to better portray the economic results of an entity’s risk management activities in its financial statements. This guidance eliminates the requirement to separately measure and report hedge ineffectiveness, and requires an entity to present the earnings effect of the hedging instrument in the same income statement line item in which the earnings effect of the hedged item is reported. Canon adopted this guidance from the quarter beginning January 1, 2019 with the modified retrospective method through a cumulative effect adjustment directly to retained earnings as of the beginning of the period. Gains and losses resulting from derivative financial instruments designated as cash flow hedges associated with forecasted intercompany sales, which were previously included in other income (deductions) in the consolidated statements of income are included in net sales after the adoption of this guidance. The adoption of this guidance did not have a material impact on its consolidated results of operation and financial condition.